

March 6, 2012

Via E-mail
Mr. Rainer M. Erdtmann
Vice President, Finance & Administration
Pharmacyclics, Inc.
995 E. Arques Avenue,
Sunnyvale, CA 94085-4521

Re: Pharmacyclics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 13, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 000-26658

Dear Mr. Erdtmann:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Annual Period Ended June 30, 2011
Note 2 – Agreements, page 69

1. Please provide us proposed disclosure to be included in future periodic reports that clarifies what the categories for which you aggregated your potential future milestones represent (i.e. continued development progress, regulatory progress approval of the product in both the US and the License Territory) and tell us why you believe this disclosure is sufficient instead of disclosing each individual milestone and related contingent consideration as required by ASC 605-28-50-2b.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Note 6 – Agreements, page 12

2. You received an upfront payment of $150 million upon execution of your agreement with Janssen Biotech, Inc. You recognized revenue allocated to the license of PCI-32765 in the second quarter of $70.6 million based on the relative selling price of the license element since you determined that it was a separate unit of accounting with stand-alone value. You allocated $15.0 million and $64.4 million of the remaining upfront payment received to the committee service and development services, respectively, both for which you believe have separate, standalone value. Please provide us:
    *   Your analysis demonstrating how each unit of accounting had stand-alone value based on the requirements of ASC 605-25-25-5a. (i.e. sold separately by any vendor, or Janssen Biotech could resell the unit of accounting on a standalone basis).
    *   Your computation supporting the amount of the total arrangement consideration and your allocation of the consideration to each unit of accounting. Tell us how you considered any development service to be provided under the arrangement in your determination of arrangement consideration.

3. Regarding the commercialization services that you deem a contingent deliverable, please tell us the terms of these obligations.

4. Please provide us proposed disclosure to be included in future periodic reports that includes the following:
    *   The significant inputs, assumptions and methods used to determine the selling price for the significant deliverables in accordance with ASC 605-25-50-2e.; and
    *   The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration in accordance with ASC 605-25-50-2h.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant